UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2021 (February 17, 2021)

Osprey Technology Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39113	83-1833760
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1845 Walnut Street, Suite 1111 Philadelphia, PA	19103
(Address of principal executive offices)	(Zip Code)

(212) 920-1345

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFTW	New York Stock Exchange
Warrants, each to purchase one share of Class A common stock	SFTW.WS	New York Stock Exchange
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-half of one redeemable warrant	SFTW.U	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of Osprey Technology Acquisition Corp., a Delaware corporation (“Osprey”), filed with the U.S. Securities Exchange Commission (the “SEC”) on February 18, 2021 (the “February 18 Current Report”), in which Osprey reported, among other events, the execution of the Merger Agreement (as defined below).

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed in the February 18 Current Report, on February 17, 2021, Osprey entered into an Agreement and Plan of Merger (attached as Exhibit 2.1 hereto, the “Merger Agreement”), by and among (a) Osprey, (b) Osprey Technology Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Osprey (“Merger Sub”) and (c) BlackSky Holdings, Inc., a Delaware corporation (the “Company”), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “transactions”). The transactions set forth in the Merger Agreement, including the Merger, will constitute a “Business Combination” as contemplated by Osprey’s Amended and Restated Certificate of Incorporation.

The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of Osprey (the “Board”) on February 17, 2021.

The Merger Agreement

Merger Consideration

Pursuant to the Merger Agreement, the aggregate merger consideration payable to equity holders of the Company at closing (the “Total Consideration”) will be paid in a number of shares of newly-issued Osprey Class A common stock, valued at $10.00 per share (the “Osprey Common Stock”), calculated by dividing (x) $925,000,000, plus (a) the aggregate exercise prices that would be paid to the Company if all stock options and all warrants outstanding as of immediately prior to the closing were exercised in full, minus (b) any unfunded amount under the Company’s bridge loan, minus (c) the total consideration payable to shares of the Company’s Class B common stock, which is equal to the product of (i) the total number of shares of the Company’s Class B common stock, par value $0.00001 per share, issued and outstanding as of immediately prior to the effective time of the Merger and (ii) an amount in cash equal to $0.00001 by (y) $10.00.

Effective as of the effective time of the Merger and by virtue of the Merger, each share of the Company’s common stock (other than Class B common stock) and preferred stock that is issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive a number of shares of Osprey Common Stock equal to the applicable Per Share Exchange Ratio (as defined in the Merger Agreement). Effective as of the effective time of the Merger and by virtue of the Merger, each share of Company Class B common stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive an amount in cash, without interest, equal to $0.00001 per share.

Effective as of the effective time of the Merger and by virtue of the Merger, each option to purchase shares of Company Class A Common Stock (each, a “Company Stock Option”) that is outstanding and unexercised as of immediately prior to the effective time of the Merger will be converted into an option to acquire a number of shares of Osprey Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the applicable Company Stock Option by (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such Company Stock Option (each an “Assumed Osprey Stock Option”). For purposes of the Merger Agreement, the Class A Common Exchange Ratio equals to the quotient of (A) the residual Total Consideration after taking into account the preferred series preference amounts, divided by $10.00, divided by (B) the number of participating shares of Company Common Stock on a fully diluted basis. The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such Company Stock Option by (y) the Class A Common Exchange Ratio.

Effective as of the effective time of the Merger and by virtue of the Merger, each award of Company restricted stock units (each, a “Company RSU Award”) that is outstanding as of immediately prior to the effective time of the Merger will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the applicable Company RSU Award by (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such Company RSU Award.

Each warrant to purchase shares of capital stock of the Company (“Company Warrant”) that is outstanding and unexercised as of immediately prior to the effective time of the Merger will be (i) automatically exercised in accordance with its terms immediately prior to the effective time of the Merger if such Company Warrant provides that it will be automatically exercised in connection with the Merger (an “Exercising Warrant”), (ii) automatically terminated in accordance with its terms immediately prior to the effective time of the Merger if such Company Warrant provides that it will be automatically terminated if not exercised prior to the effective time of the Merger (a “Terminating Warrant”) or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Common Stock if the Company Warrant is not a Terminating Company Warrant or Exercising Company Warrant.

Representations and Warranties

The Merger Agreement contains certain customary representations and warranties of the parties with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) taxes, (e) financial statements, (f) real property, (g) material contracts, (h) absence of changes, (i) employee matters, (j) compliance with laws, (k) litigation, (l) transactions with affiliates and (m) regulatory matters (including with respect to the Company’s communications licenses and compliance). The representations and warranties contained in the Merger Agreement will not survive the closing of the transactions, other than in the event of actual fraud.

Covenants

The Merger Agreement contains certain customary covenants of the parties with respect to operation of the business prior to consummation of the transactions and efforts to satisfy conditions to consummation of the transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for (a) Osprey to use reasonable best efforts to obtain all necessary regulatory approvals and (b) Osprey and the Company to jointly prepare (and for Osprey to file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”) the shares of Osprey Common Stock to be issued to the Company’s equityholders in connection with the Mergers, which Registration Statement will contain a joint proxy statement/consent solicitation statement/prospectus for the purpose of (i) soliciting written consents from the Company’s stockholders in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, and (ii) soliciting proxies from Osprey’s stockholders to vote in favor of adoption and approval of the Merger Agreement, the transactions contemplated thereby and certain other matters at a special meeting called therefor, including (A) a customary management equity incentive plan in the form attached as an exhibit to the Merger Agreement with any changes or modifications thereto as the Company and Osprey may mutually agree and (B) an employee stock purchase plan in the form attached as an exhibit to the Merger Agreement with any changes or modifications thereto as the Company and Osprey may mutually agree.

Except as expressly permitted by the Merger Agreement, from the date of the Merger Agreement to the effective time of the Merger or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, the Company has agreed not to, among other things, initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, an Alternative Transaction (as defined in the Merger Agreement). Prior to the receipt of the Company stockholder approval, the Company board of directors may, among other things, change its recommendation that the Company stockholders adopt the Merger Agreement, subject to the conditions set forth in the Merger Agreement, including to accept a Superior Proposal (as defined in the Merger Agreement) if the Company’s board of directors concludes, in consultation with its financial advisor(s) and outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable law.

From the date of the Merger Agreement to the effective time of the Merger or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Osprey has agreed not to, among other things, solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company, its equityholders or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in any Business Combination (as defined in the Merger Agreement) other than with the Company, its equityholders and their affiliates or representatives. Osprey is permitted to change its recommendation that the Osprey stockholders adopt the Merger Agreement if it determines, in good faith, after consultation with its outside legal counsel, that the failure to make such a change in recommendation would constitute a breach of its fiduciary duties under applicable law.

Conditions to Consummation of the Mergers

The consummation of the transactions contemplated by the Merger Agreement is subject to certain customary mutual closing conditions for special purpose acquisition companies, including (a) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all approvals or consents under the Communications Act of 1934, as amended, and the implementing rules and regulations of the Federal Communications Commission, (b) the absence of governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions, (c) the completion of the redemption offer in relation to Osprey Common Stock in accordance with the terms of the Merger Agreement and the proxy statement, (d) Osprey having at least $5,000,001 of net tangible assets following the consummation of the Mergers and after giving effect to the payments of the amounts due, if any, pursuant to the redemption offer, (e) the receipt of the Required Acquiror Stockholder Approval (as defined in the Merger Agreement), (f) the approval by the Company’s stockholders of the transactions, (g) the listing of the shares of Osprey Common Stock to be issued in connection with the closing of the transactions contemplated by the Merger Agreement on the New York Stock Exchange (“NYSE”) and (h) the effectiveness of the Registration Statement. Additionally, the obligations of the Company to consummate the Mergers are also conditioned upon, among other things, Osprey having at least $225,000,000 in available cash as of the effective time of the Merger. The obligations of each of Osprey and the Company to consummate the Mergers are also conditioned upon certain customary closing conditions, including, among others, with respect to the accuracy of the representations and warranties of, and compliance with the covenants by, the other party.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers, including (a) by mutual written consent of the parties, (b) by either Osprey or the Company if the consummation of the Mergers has not occurred on or prior to September 17, 2021 (the “Termination Date”), (c) by either Osprey or the Company upon a breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement if such breach gives rise to a failure of a closing condition and has not been cured within forty-five (45) days after receipt by the breaching party of a notice of such breach by the non-breaching party, (d) by either Osprey or the Company if Osprey’s stockholder approval is not obtained at the Osprey stockholders’ meeting, (e) by Osprey if the Company fails to deliver a written consent constituting the requisite Company stockholder approval within five (5) business days of the Registration Statement becoming effective, (f) by the Company if, prior to obtaining the Osprey stockholder approval, Osprey’s board of directors has made a change of recommendation, or (g) by Osprey if prior to obtaining the requisite Company stockholder approval the Company’s board of directors, the Company has made a change of recommendation.

In the event the Merger Agreement is terminated in accordance with the termination rights set forth in item (g) above, then Osprey will be entitled to receive a termination fee in the amount of $40,700,000.

A copy of the Merger Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference, and the foregoing description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto.

Certain Related Agreements

PIPE Investment Subscription Agreements

As previously disclosed in the February 18 Current Report, on February 17, 2021, concurrently with the execution of the Merger Agreement, Osprey entered into Subscription Agreements (collectively, the “Subscription Agreements”) with certain third-party investors (the “PIPE Investors”) and certain inside investors (the “Inside PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors and Inside PIPE Investors have collectively subscribed for an aggregate of 18,000,000 shares of Osprey Common Stock for $10.00 per share, for an aggregate purchase price equal to $180,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the closing of the transactions contemplated by the Merger Agreement, subject to the terms and conditions contemplated by the Subscription Agreements. The proceeds from the PIPE Investment are expected to be used to pay down certain indebtedness of the Company at the closing of the Merger and for general working capital purposes following the closing.

The Subscription Agreements entered into by the PIPE Investors provide for certain registration rights for the PIPE Investors. In particular, in the case of the PIPE Investors, Osprey is required to, no later than 45 calendar days following the closing date of the Business Combination, submit to or file with the SEC a registration statement registering the resale of such shares. Also in the case of the PIPE Investors, Osprey is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date thereof if the SEC notifies Osprey that it will “review” the registration statement and (b) the 10th business day after the date Osprey is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Osprey must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (iii) two years from the date of effectiveness of the registration statement. Pursuant to the terms of the Merger Agreement and the Subscription Agreements entered into by the Inside PIPE Investors, the Inside PIPE Investors will enter into the Registration Rights Agreement (as defined and described below), which will provide for certain registration rights for the Inside PIPE Investors.

Each Subscription Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the mutual written agreement of the parties to such Subscription Agreement and the Company, and (c) the Termination Date (as defined in the Merger Agreement and as it may be extended as described therein).

A copy of the form of Subscription Agreement entered into with each of the PIPE Investors and Insider PIPE Investors is attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and is incorporated herein by reference, and the foregoing description of the Subscription Agreements and the PIPE Investment is qualified in its entirety by reference thereto.

Sponsor Support Agreement

As previously disclosed in the February 18 Current Report, on February 17, 2021, concurrently with the execution of the Merger Agreement the Sponsor, Osprey, the Company, and each of the other persons set forth on the signature pages thereto entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, among other things, (a) to waive certain anti-dilution rights set forth in Section 4.3(b) of Osprey’s amended and restated certificate of incorporation that may result from the transactions contemplated by the Merger Agreement, (b) not to, directly or indirectly, transfer any of their shares of Class B common stock and warrants of Osprey prior to the effective time of the Merger, (c) to vote in favor of the adoption of the Merger Agreement and the transactions at a meeting of Osprey’s stockholders to be held to approve the proposed transactions and other related matters, (d) not to redeem or elect to cause Osprey to redeem any of its shares of Class B common stock or warrants of Osprey in connection with the transactions and (e) with respect to certain shares of Class B common stock (and Class A shares issued upon conversion) until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions), not to transfer such shares until Osprey Common Stock achieves a trading price exceeding certain dollar thresholds set forth in the Sponsor Support Agreement and (e) with respect to certain warrants, not exercise any such warrants unless and until Osprey Common Stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

A copy of the Sponsor Support Agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto.

Stockholder Support Agreement

As previously disclosed in the February 18 Current Report, on February 17, 2021, Osprey also announced entry into a Stockholder Support Agreement (the “Stockholder Support Agreement”) by and among by and among Osprey, Merger Sub, the Company and certain stockholders of the Company named therein (collectively the “Key Stockholders”), pursuant to which the Key Stockholders have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, including agreeing to execute a written consent constituting the requisite Company stockholder approval within five (5) business days of the Registration Statement becoming effective, unless the Mergers are no longer recommended by the Company board of directors in accordance with the Merger Agreement, in which case the Key Stockholders have agreed to vote a number of shares not to exceed 35% of the shares of the Company stock approving the Merger Agreement and the transactions contemplated thereby and are entitled, in their sole discretion, to vote their remaining shares in any manner. The Support Agreement will terminate upon the earlier to occur of: (a) the effective time of the Merger, (b) the date of the termination of the Merger Agreement in accordance with its terms, (c) the effective date of a written agreement of Osprey, Merger Sub, the Company and the Key Stockholders terminating the Stockholder Support Agreement, and (d) the election of the Key Stockholders, in their sole discretion, to terminate the Stockholder Support Agreement following any amendment, waiver or other modification of any term or provision of the Merger Agreement without the prior written consent with respect thereto of such stockholder that reduces or changes the form of consideration payable to the Company stockholders pursuant to the Merger Agreement.

A copy of the form of Stockholder Support Agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference, and the foregoing description of the Stockholder Support Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto.

Registration Rights Agreement

As previously disclosed in the February 18 Current Report, the Merger Agreement contemplates that, at the closing, Osprey, the Sponsor, the Inside PIPE Investors and each of the additional parties named therein will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Osprey will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Osprey Common Stock and other equity securities of Osprey that are held by the parties thereto from time to time.

A copy of the form of Registration Rights Agreement is attached as Exhibit 10.5 hereto and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto.

The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement, Registration Rights Agreement and the transactions and documents contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, forms of Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement and the form of Registration Rights Agreement, respectively, copies of which are filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1, Exhibit 10.,1 Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and 10.5, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Subscription Agreement, Sponsor Support Agreement, Stockholder Support Agreement and the Registration Rights Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Osprey or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, Subscription Agreement, Sponsor Support Agreement, Stockholder Support Agreement, Registration Rights Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, Subscription Agreement, Sponsor

Support Agreement, Stockholder Support Agreement and the Registration Rights Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, Subscription Agreement, Sponsor Support Agreement, Stockholder Support Agreement or the Registration Rights Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, Subscription Agreement, Sponsor Support Agreement, Stockholder Support Agreement or the Registration Rights Agreement should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, Subscription Agreement, Sponsor Support Agreement, Stockholder Support Agreement or the Registration Rights Agreement, as applicable, which subsequent information may or may not be fully reflected in Osprey’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of Osprey Common Stock to be issued in the PIPE Investment and the transactions contemplated thereby will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the proposed transactions between Osprey and the Company. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey shareholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of the Company, (ix) the outcome of any legal proceedings that may be instituted against the Company or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor the Company gives any assurance that either the Osprey or the Company, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 17, 2021

10.1	Form of Subscription Agreement (PIPE Investors)

10.2	Form of Subscription Agreement (Inside PIPE Investors)

10.3	Sponsor Support Agreement, dated as of February 17, 2021

10.4*	Form of Stockholder Support Agreement, dated as of February 17, 2021

10.5	Form of Registration Rights Agreement

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Osprey agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Osprey Technology Acquisition Corp.

Date: February 22, 2021	By:	/s/ Jeffrey Brotman
	Name:	Jeffrey Brotman
	Title:	Chief Financial Officer, Chief Legal Officer and Secretary